UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BioRestorative Therapies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

090655101

(CUSIP Number)

March 26, 2013

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 090655101	Page 2 of 5 Pages

1	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Westbury (Bermuda) Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 105,750,000
	6.	Shared voting power -0-
	7.	Sole dispositive power 105,750,000
	8.	Shared dispositive power -0-
9	Aggregate amount beneficially owned by each reporting person 105,750,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 12.3%[1]
12	Type of reporting person CO

1.	Based on 820,641,011 shares of common stock outstanding as of March 28, 2013, as reported in the BioRestorative Therapies, Inc. Form 10-K filed with the Securities and Exchange Commission on April 2, 2013.

CUSIP No. 090655101	Page 3 of 5 Pages

1	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Westbury Trust
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 105,750,000
	6.	Shared voting power -0-
	7.	Sole dispositive power 105,750,000
	8.	Shared dispositive power -0-
9	Aggregate amount beneficially owned by each reporting person 105,750,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 12.3%[1]
12	Type of reporting person OO

1.	Based on 820,641,011 shares of common stock outstanding as of March 28, 2013, as reported in the BioRestorative Therapies, Inc. Form 10-K filed with the Securities and Exchange Commission on April 2, 2013.

Item 1(a).	Name of Issuer:

BioRestorative Therapies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

555 Heritage Drive

Jupiter, Florida 33458

Item 2(a).	Names of Persons Filing:

This Schedule 13G is being filed jointly by Westbury (Bermuda) Ltd. and Westbury Trust (the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address for both of the Reporting Persons is as follows:

Victoria Hall

11 Victoria St.

P.O. Box HM 1065

Hamilton, HMEX Bermuda

Item 2(c).	Citizenship:

The citizenship of both of the Reporting Persons is as follows:

Bermuda

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

090655101

Item 3.	Type of Reporting Person:

Not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned by the Reporting Persons:

105,750,000 shares of the Issuer’s Common Stock, which includes 20,000,000 warrants dated March 30, 2012, immediately exercisable at $.03, which expire on March 30, 2017 and 20,000,000 warrants dated March 26, 2013, immediately exercisable at $.05, which expire on March 26, 2018. The securities subject to this amended Schedule 13G are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust.

Item 4(b).	Percent of Class Owned by the Reporting Persons:

12.3%

Item 4(c).	Number of shares as to which such Reporting Persons have:

(i)	sole power to vote or to direct the vote: 105,750,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 105,750,000

(iv)	shared power to dispose or to direct the disposition of: -0-

Items 5-9.	Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2013	WESTBURY (BERMUDA) LTD.

	By:	/s/ Jim Watt
	Name:	Jim Watt
	Title:	President

April 2, 2013	WESTBURY TRUST

	By:	/s/ Jim Watt
	Name:	Jim Watt
	Title:	Trustee